Exhibit 3.1

KAIVAL BRANDS INNOVATIONS GROUP, INC.

CERTIFICATE OF DESIGNATION OF RIGHTS AND PREFERENCES

SERIES B CONVERTIBLE PREFERRED STOCK

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Kaival Brands Innovations Group, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), in accordance with the provisions of Section 151 thereof, DOES HEREBY CERTIFY THAT:

WHEREAS, in accordance with the provisions of Section 151 of the DGCL and pursuant to the authority under Article 7 of the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation is authorized to issue from time to time shares of the Corporation’s preferred stock, $.001 par value per share (“Preferred Stock”) in one or more series; and

WHEREAS, on May 22, 2023, the Board of Directors approved and adopted the following resolution adopting and approving this Certificate of Designation of Rights and Preferences (this “Certificate of Designation”) authorizing the creation and issuance of a series of said Preferred Stock designated as the “Series B Convertible Preferred Stock.”

NOW THEREFORE, BE IT RESOLVED, that, pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation and the DGCL, the designation and amount of the Series B Convertible Preferred Stock and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

Section 1. Number of Shares and Designation. This series of Preferred Stock shall be designated as Series B Convertible Preferred Stock, $.001 par value per share (the “Series B Preferred Stock”), and the number of shares that shall constitute such series shall be Nine Hundred Thousand (900,000).

Section 2. Definitions. For purposes of the Series B Preferred Stock and as used in this Certificate of Designation, and in addition to the other capitalized terms defined herein, the following terms shall have the meanings indicated below:

“Board of Directors” shall mean the board of directors of the Corporation.

“Bylaws” shall mean the bylaws of the Corporation, as they may be amended and/or restated from time to time.

“Change of Control” shall mean, after the Original Issue Date: (i) a sale, lease, license or transfer of all or substantially all of the assets of the Corporation and its consolidated subsidiaries taken as a whole; (ii) the acquisition of more than fifty percent (50%) of the voting power of the outstanding securities of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, reorganization, exchange, merger or consolidation) unless the Company’s stockholders of record as constituted immediately prior to such acquisition will, immediately after such acquisition (by virtue of their continuing to hold such stock and/or their receipt in exchange therefor of securities issued as consideration for the Corporation’s outstanding stock) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity; or (iii) any reorganization, merger, combination, exchange, or consolidation in which the Corporation is not the surviving entity, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation.

“Common Shares” or “Common Stock” shall mean the shares of common stock, $.001 par value per share, of the Corporation.

“Electronic Means” means electronic mail transmission, facsimile transmission or other similar electronic means of communication providing evidence of transmission.

“Holder” or “Holders” shall mean the holder or holders of any of the then outstanding shares of Series B Preferred Stock.

“Liquidation Preference” shall mean $15.00 per share of Series B Preferred Stock.

“Majority Holders” shall mean, at the applicable time, the Holders holding a majority of the then outstanding shares of Series B Preferred Stock.

“Original Issue Date” means the date of the first issuance of any shares of the Series B Preferred Stock regardless of the number of transfers of any particular shares of Series B Preferred Stock and regardless of the number of certificates which may be issued to evidence such Series B Preferred Stock.

“Person” shall mean any individual, firm, partnership, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

Section 3. Dividends.

(a) Dividend Rate on Series B Preferred Stock. The holders of the Series B Preferred Stock shall be entitled to receive, on each share of Series B Preferred Stock, an amount (such amount, the “Series B Dividend”) equal to two percent (2%) multiplied by the Liquidation Preference, and no more. Amounts payable in respect of the Series B Dividend shall begin to accrue on a daily basis, be cumulative from and including the Original Issue Date, whether or not the Corporation has funds legally available for such dividends or such dividends are declared, shall compound on each six (6) month anniversary of the Original Issue Date (a “Compounding Date”) (i.e., no dividends shall accrue on other dividends unless and until the Compounding Date has passed) ,and shall be payable in arrears on the eighteen (18) month anniversary of the Original Issue Date (the “Dividend Date”). The Series B Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b) Payment of Dividends. The Series B Dividend shall be paid on any non-redeemed shares of Series B Preferred Stock in one lump sum in cash to Holders of record, on a pro rata basis, on the Dividend Date. If the Series B Preferred Stock are redeemed after the Dividend Date, all accrued and unpaid Series B Dividends will be payable on such redemption date. If any shares of Series B Preferred Stock are converted to Common Stock, all accrued and unpaid Series B Dividends will be paid in cash or converted into Common Stock, in the discretion of the Board of Directors, at the time of such redemption.

(c) Priority of Series B Dividends. The Series B Preferred Stock will rank, with respect to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and redemption rights, senior to the Common Stock and each other class or series of Capital Stock now existing or hereafter authorized, classified or reclassified, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series B Preferred Stock as to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and redemption rights.

(d) Dividend Restrictions. So long as any share of Series B Preferred Stock remains outstanding, (1) no dividend shall be declared and paid or set aside for payment and no distribution shall be declared and made or set aside for payment on any Junior Shares (other than a dividend payable solely in shares of Junior Shares) and (2) no Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than (a) as a result of a reclassification of Junior Shares for or into other Junior Shares, (b) repurchases, redemptions or acquisitions in connection with any employment contract, benefit plan or similar arrangements with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or stockholder stock purchase plan providing for the purchase of Junior Shares by stockholders of the Corporation from the Corporation, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Shares and (d) conversions into or exchanges for other Junior Shares and cash solely in lieu of fractional shares of Junior Shares), unless, in each case, the full dividends for the most recent Dividend Date on all outstanding shares of Series B Preferred Stock and for the most recent dividend payment date on all Parity Securities (as defined below) have been paid or declared and a sum sufficient for the payment thereof has been set aside.

(e) The holders of Series B Preferred Stock shall have no right to participate, on an as converted basis or otherwise, in any dividends declared or paid with respect any other securities of the Corporation.

Section 4. Liquidation Preference.

(a) Subject to the rights of the Holders of Senior Shares and Parity Shares, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the Holders of Junior Shares, as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, each Holder of the Series B Preferred Stock shall be entitled to receive an amount of cash per share of Series B Preferred Stock equal to the Liquidation Preference. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the Holders of the Series B Preferred Stock shall be insufficient to pay in full the Liquidation Preference and liquidating payments on any other shares of any class or series of Parity Shares as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the Holders of Series B Preferred Stock and any such other Parity Shares ratably in accordance with the respective amounts that would be payable on such Series B Preferred Stock and any such other Parity Shares if all amounts payable thereon were paid in full. For the purposes of this Section 4, a Change of Control shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid or by Electronic Means, not less than thirty (30) nor more than sixty (60) days prior to the payment date stated therein, to each record Holder of the Series B Preferred Stock at the respective address of such Holder as the same shall appear on the stock transfer records of the Corporation.

(c) Subject to the rights of the Holders of Senior Shares and Parity Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the Holders of the Series B Preferred Stock, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the Holders of the Series B Preferred Stock shall not be entitled to share therein.

Section 5. Series B Preferred Director.

(a) Series B Preferred Director. Any individual appointed or elected to the Board of Directors by the holders of the Series B Preferred Stock is referred to herein as a “Series B Preferred Director.” The initial Series B Preferred Director shall be James P. Cassidy (the “Initial Series B Director”), such individual to serve until at least the 2024 annual meeting of the Corporation’s stockholders or such individual’s earlier resignation, death or removal. In all cases, the Series B Preferred Director shall meet the definition of being “independent” under the applicable rules of the NASDAQ Stock Market.

(b) Nomination Right; Removal; Replacement. For so long as any shares of Series B Preferred Stock remain outstanding, the Majority Holders shall be entitled to designate one (1) individual to be nominated to serve as the Series B Preferred Director. At each annual meeting of the stockholders of the Corporation or at any special meeting called for the purpose of electing directors, the Board of Directors shall nominate such designee for election. Unless the Board of Directors shall have received from the Majority Holders a written designation by March 1 of each calendar year of an individual other than the then sitting Series B Preferred Director, the Board of Directors shall nominate the then sitting Series B Preferred Director for re-election to the Board of Directors. The Series B Preferred Director shall be subject to any classified board of directors provisions contained in the Certificate of Incorporation from time to time. The initial Series B Preferred Director designated in Section 5(a) shall take office effective as of the Original Issue Date and shall continue to hold office thereafter until the next annual meeting of the stockholders of the Corporation at which his or her term expires and until his or her successor is elected and qualified in accordance with this Section 5(b) and the Bylaws. The Majority Holders, voting as a single class at a meeting called for such purpose (or by written consent signed by the Majority Holders in lieu of such a meeting), shall have the sole right to remove the Series B Preferred Director. Any vacancy created by the removal, resignation or death of a Series B Preferred Director shall solely be filled by the Majority Holders, voting as a single class, at a meeting called for such purpose (or by written consent signed by the Majority Holders in lieu of such a meeting).

(c) Compensation. The Series B Preferred Director shall be entitled to receive similar compensation, benefits, reimbursement (including of reasonable travel expenses), indemnification and insurance coverage for his or her service as a director of the Corporation as the other non-employee directors of the Corporation. For so long as the Corporation maintains directors and officers liability insurance, the Corporation shall include the Series B Preferred Director as an “insured” for all purposes under such insurance policy for so long as such Series B Preferred Director is a director of the Corporation and for the same period as for other former directors of the Corporation when such Series B Preferred Director ceases to be a director of the Corporation.

Section 6. Redemption.

(a) Optional Redemption Right. The Corporation may in its sole discretion elect to redeem the Series B Preferred Stock, in whole at any time or from time to time in part, for cash (the “Optional Redemption Right”) at a price per share of Series B Preferred Stock equal to the Liquidation Preference (the “Redemption Price”); provided, however, that if the volume weighted average sale price of the Common Stock on the NASDAQ Stock Market or any exchange or quotation service where the Common Stock is then listed or traded for ten (10) trading-days in any thirty (30) trading-day period is equal to or greater than the prices set forth below (each, a “Redemption Price Reduction Target”), the Redemption Price shall be subject to downward adjustment to the prices per share set forth below:

Redemption Price Reduction Target	Redemption Price
$3.50 per share of Common Stock	$10.00 per share of Series B Preferred Stock
$5.50 per share of Common Stock	$8.00 per share of Series B Preferred Stock
$7.50 per share of Common Stock	$6.00 per share of Series B Preferred Stock

The Redemption Price and the Redemption Price Reduction Targets shall be adjusted proportionally for any forward or reverse splits of the Common Stock which may be undertaken from time to time.

(b) Redemption Procedures. If the Corporation shall determine to redeem, in whole or in part, shares of Series B Preferred Stock pursuant to Section 6(a), the Corporation shall deliver a notice of redemption (the “Notice of Redemption”), by overnight delivery, by first class mail, postage prepaid or by Electronic Means to Holders thereof. A Notice of Redemption shall be provided not less than ten (10) days prior to the date determined and fixed by the Board of Directors to effectuate the redemption of the Series B Preferred Stock in question (the “Redemption Date”). Each Notice of Redemption shall state: (i) the Redemption Date; (ii) the number of shares of Series B Preferred Stock to be redeemed; (iii) if applicable, the CUSIP number for the Series B Preferred Stock; (iv) the Redemption Price per share; and (v) if applicable, the place or places where the certificate(s) for such shares (properly endorsed or assigned for transfer, if the Board of Directors requires and the Notice of Redemption states) are to be surrendered for payment of the Redemption Price. The Corporation may provide in any Notice of Redemption relating to a redemption contemplated to be effected pursuant hereto that such redemption is subject to one or more conditions precedent and that the Corporation shall not be required to effect such redemption unless each such condition has been satisfied at the time or times and in the manner specified in such Notice of Redemption. No defect in the Notice of Redemption or delivery thereof shall affect the validity of redemption proceedings, except as required by applicable law. The Corporation may, in its discretion, utilize the services of a paying or similar agent to effectuate any redemption of Series B Preferred Stock, and the Corporation shall bear the cost of any such agent.

(c) Status of Redeemed Shares. All shares of Series B Preferred Stock issued and redeemed by the Corporation in accordance with this Section 6 or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

Section 7. Ranking. Any class or series of shares of stock of the Corporation shall be deemed to rank:

(a) prior to the Series B Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the Holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the Holders of Series B Preferred Stock (“Senior Shares”);

(b) on a parity with the Series B Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series B Preferred Stock, if the Holders of such class or series and the Series B Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Shares”); and

(c) junior to the Series B Preferred Stock, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series shall be the Common Shares or any other class or series of shares of stock of the Corporation now or hereafter issued and outstanding over which the Series B Preferred Stock have preference or priority in the payment of dividends and in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Shares”).

Section 8. Voting Rights.

(a) The Series B Preferred Stock shall have no voting rights, except as set forth in Section 5 with respect to the nomination, removal and replacement of the Series B Preferred Director and in this Section 8.

(b) So long as any shares of Series B Preferred Stock are outstanding, the affirmative vote of the Majority Holders, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or this Certificate of Designation that materially and adversely affects the rights, preferences or voting power of the Series B Preferred Stock; provided, however, that the amendment of the provisions of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, the Series B Preferred Stock, any Senior Shares, any Parity Shares or any Junior Shares shall not be deemed to materially or adversely affect the rights, preferences or voting power of the Series B Preferred Stock.

(c) For purposes of paragraph (b) of this Section 8, each share of Series B Preferred Stock shall have one vote per share. Except as set forth herein, the Series B Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the Holders thereof shall not be required for the taking of any corporate action.

(d) No amendment to these terms of the Series B Preferred Stock shall require the vote of the Holders of Common Stock (except as required by law) or any series of Preferred Stock (unless expressly required by the terms of such Preferred Stock).

Section 9. Record Holders. The Corporation shall deem and treat the record Holder of any shares of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 10. No Sinking Fund. The Series B Preferred Stock shall not be entitled to the benefits of any retirement or sinking fund.

Section 11. Conversion. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 11.

(a) Automatic Conversion on Change of Control. All shares of Series B Preferred Stock shall automatically and without any further action required be converted into Common Stock (the “Automatic Conversion”) at the Conversion Rate (as defined below) immediately prior to the consummation of a Change of Control (the “Automatic Conversion Time”) such that the former Holders will be able to participate in the Change of Control as holders of Common Stock. The Holder entitled to receive the Common Stock issuable upon an Automatic Conversion shall be treated as the record holder of such Common Stock as of the Automatic Conversion Time, and such shares of Common Stock will only be deemed issued and outstanding as of the Automatic Conversion Time. Prior to the Automatic Conversion Time, the Common Stock issuable upon the Automatic Conversion shall not be outstanding for any purpose and Holders shall have no rights with respect to such shares of Common Stock, including voting rights, rights to respond to tender offers or rights to receive any dividends or other distributions on such Common Stock.

(b) Voluntary Conversion.

(1) Voluntary Conversion Election. Subject to and in compliance with the provisions of this Section 11(b), the Majority Holders may, on behalf of all of the then current Holders, elect to cause a voluntary conversion of the Series B Preferred Stock, without payment of additional consideration, into fully-paid and nonassessable shares of Common Stock (the “Voluntary Conversion Election”).

(2) Conversion Rate. The number of shares of Common Stock to which each share of Series B Preferred Stock shall be converted upon such election shall be 8.3333 shares of Common Stock for each share of Series B Preferred Stock, subject to adjustment as provided for herein (the “Conversion Rate”).

(3) Mechanics of Conversion. The Majority Holders may effectuate a Voluntary Conversion Election by giving written notice to the Corporation (a “Voluntary Conversion Notice”). The Voluntary Conversion Notice shall state the name and number of shares of Series B Preferred Stock held by each of the Majority Holders. Within thirty (30) days of its receipt of a Voluntary Conversion Notice, the Corporation shall promptly issue and deliver to all Holders a certificate or certificates (or electronic evidence of ownership) for the number of shares of Common Stock to which such Holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor or, in the sole judgment of the Board of Directors, if the payment of funds, though legally available, may cause financial hardship for the Corporation, in Common Stock (based on closing public trading price of Common Stock on the day prior to receipt of the Voluntary Conversion Notice or, if the Common Stock is not then subject to public trading or quotation, the fair market value of the Common Stock determined by the Board of Directors), any accrued but unpaid dividends on the shares of Series B Preferred Stock converted and (ii) in cash (based on closing public trading price of Common Stock on the day prior to receipt of the Voluntary Conversion Notice or, if the Common Stock is not then subject to public trading or quotation, the fair market value of the Common Stock determined by the Board of Directors) the value of any fractional share of Common Stock otherwise issuable to any Holder in respect of such Holders shares of Series B Preferred Stock. A Voluntary Conversion Election shall be deemed to have been made at the close of business on the date of the Corporation’s receipt of a Voluntary Conversion Notice, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(4) Limitations on Voluntary Conversions. Notwithstanding any other provision of this Certificate of Designation, a Voluntary Conversion Election may only occur on or after the following dates and only up to the following number of shares of Series B Preferred Stock:

(A)	On the eighteen (18) month anniversary of the Original Issue Date, up to 180,000 shares of Series B Preferred Stock;
(B)	On the twenty-four (24) month anniversary of the Original Issue Date, up to an additional 180,000 shares of Series B Preferred Stock;
(C)	On the thirty-six (36) month anniversary of the Original Issue Date, up to an additional 180,000 shares of Series B Preferred Stock;
(D)	On the forty-eight (48) month anniversary of the Original Issue Date, up to an additional 180,000 shares of Series B Preferred Stock; and
(E)	On the sixty (60) month anniversary of the Original Issue Date, up to an additional 180,000 shares of Series B Preferred Stock.

(c) Certain Conversion Rate Adjustments.

(1) Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date the Original Issue Date the Corporation effects a subdivision of the outstanding Common Stock, the Conversion Rate in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Corporation combines the outstanding shares of Common Stock into a smaller number of shares, the Conversion Rate in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 11(c)(1) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(2) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Corporation pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Conversion Rate then in effect shall be decreased as of the time of such issuance multiplying the Conversion Rate then in effect by a fraction, the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

(3) Adjustment for Recapitalization or Reclassification. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon a conversion of the Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock by recapitalization, reclassification, a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 11 other than in connection with a Change of Control, then in any such event each holder of Series B Preferred Stock shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or other change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 11 with respect to the rights of the holders of Series B Preferred after the capital reorganization to the end that the provisions of this Section 11 (including adjustment of the Conversion Rate then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

Section 12. No Preemptive Rights. No Holder of the Series B Preferred Stock shall have any preemptive rights to purchase or subscribe for additional shares of capital stock of the Corporation or any other security of the Corporation which it may issue or sell.

Section 13. Uncertificated Book-Entry Securities. The Series B Preferred Stock shall be issued as book-entry securities directly registered in each Holder’s name on the Corporation’s books and records. The Series B Preferred Stock shall not be represented by certificates but instead shall be uncertificated securities of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed and acknowledged by the undersigned officer of the Corporation as of this 30th day of May, 2023.

KAIVAL BRANDS INNOVATIONS GROUP, INC.

By:	/s/ Eric Mosser
Name: Eric Mosser
Title: President and Chief Operating Officer